UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 31, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐  Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☐   NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date August 18, 2008	By:	/s/ J.C. STEFAN SPICER
(Signature)*
*Print the name and title under the signature of the signing officer		J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED

Exhibit to Form 6-K for Press Release of Financial Statements August 19, 2008

Exhibit A:	Press Release of 3rd Quarter Financial Statements as of July 31, 2008.

Exhibit A

August 19, 2008

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine-months ended July 31, 2008.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2008	2007

Net assets:
Gold bullion, at market, average cost $394,735,830 (2007: $370,416,530)	$723,439,845	635,681,207
Silver bullion, at market, average cost $360,523,156 (2007: $336,022,132)	683,892,969	576,419,467
Cash	1,988,783	2,330,873
Interest-bearing cash deposits	27,500,000	25,200,000
Prepaid insurance, interest receivable and other	203,107	202,060
	1,437,024,704	1,239,833,607
Accrued liabilities	(1,149,099)	(1,063,139)
Dividends payable	-	(1,251,345)
Net assets representing shareholders’ equity	$1,435,875,605	1,237,519,123

Represented by:
Capital stock Class A shares issued:
Class A shares issued: 129,452,713 (2007: 125,134,532)	$775,326,312	721,079,758
Common shares issued: 40,000	19,458	19,458
	775,345,770	721,099,216
Contributed surplus	8,466,857	10,762,435
Retained earnings inclusive of unrealized appreciation of holdings	652,062,978	505,657,472
	$1,435,875,605	1,237,519,123

Net asset value per share:
Class A shares	$11.09	9.89
Common shares	$8.09	6.89

Exchange rate: U.S. $1.00 = Cdn.	$1.0095	0.9499

Net asset value per share expressed in Canadian dollars:
Class A shares	$11.19	9.39
Common shares	$8.17	6.54

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $198.4 million during the six months ended April 30, 2008 as a result of the increases in gold and silver prices and the public offering of Class A shares completed on March 5, 2008. The Company used the net proceeds from this public offering to purchase 25,416 fine ounces of gold at a cost of $24,319,300 and 1,270,800 ounces of silver at a cost of $24,501,024, both in physical bar form. The balance of $5,399,666 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Six months ended April 30		Three months ended April 30
	2008	2007	2008	2007
Income:
Interest	$504,883	538,096	$191,928	279,728
Unrealized appreciation (depreciation) of holdings	146,405,506	98,562,023	(58,691,683)	24,551,481
	146,910,389	99,100,119	(58,499,755)	24,831,209
Expenses:
Administration fees	1,598,563	1,254,330	837,609	641,809
Safekeeping, insurance & bank charges	772,243	549,426	416,729	282,267
Shareholder information	116,086	105,507	67,828	60,380
Legal fees	91,294	45,775	48,501	24,071
Directors’ fees and expenses	66,546	62,217	33,449	26,787
Stock exchange fees	64,618	36,967	36,134	27,725
Accounting fees	51,396	70,805	33,230	53,805
Registrar and transfer agent fees	37,930	36,845	24,150	21,841
Miscellaneous	634	595	338	274
Foreign currency exchange loss (gain)	1,151	(130)	1,151	(130)
Total expenses	2,800,461	2,162,337	1,499,119	1,138,829
Net Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$144,109,928	96,937,782	$(59,998,874)	23,692,380
Net income (loss) per share:
Class A shares	$1.14	0.88	$(0.47)	0.21
Common shares	$1.14	0.88	$(0.47)	0.21

Net income (inclusive of unrealized appreciation of holdings) for the six months ended April 30, 2008 was $144.1 million compared to $96.9 million for the same period in 2007. Virtually all of the net income for the six month period was due to unrealized appreciation of holdings. Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion and increased bullion holdings. Administration fees increased to $1,598,563 from $1,254,330 for the six months based on the increased assets under administration.

Expenses as a percentage of average month-end net assets for the six-month period ended April 30, 2008 were 0.20%, compared to 0.22% for the same six-month period in 2007. For the twelve months ended April 30, 2008, this expense ratio was 0.41% compared to 0.45% for the prior twelve-month period.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices. At April 30, 2008, the Class A shares of Central Fund were backed 98% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878